EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

(in US dollars)

This is Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the three and nine months ended September 30, 2019 and 2018. This MD&A should be read together with the unaudited interim Consolidated Financial Statements and the related notes. This MD&A is dated November 13, 2019. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo.

The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Markin Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes.

1

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Management believes that current cash balances as of September 30, 2019 will be sufficient to meet the Company’s cash needs for the next 12 months.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

On July 27, 2015 Nymox announced initial clinical results from its ongoing analysis and assessment of its Phase 3 development program in BPH. The Company announced that the U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company announced that it intends to meet with regulatory authorities in various jurisdictions around the world and in due course explore the possibility to proceed to file for approval where possible.

On August 2, 2018, the Corporation opened its new office in Irvine, California. The Corporation will maintain all Quality Assurance activities from this office.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Differences between Bahamas and NASDAQ Corporate Governance Practices

Nymox Pharmaceutical Corporation is subject to corporate governance requirements imposed by NASDAQ because Nymox Pharmaceutical’s Shares are listed on the Nasdaq Capital Market.

Nymox Pharmaceutical Corporation is incorporated in the Bahamas. Under NASDAQ Marketplace Rule 5615(a)(3), NASDAQ-listed non-US companies may, in general, follow their home country corporate governance practices in lieu of certain NASDAQ corporate governance requirements. A NASDAQ-listed non-U.S. company is required to provide a general summary of the significant differences between its home country corporate governance practices and NASDAQ corporate governance requirements to its shareholders, either in the company’s annual report filed on Form 20-F or on the company’s website. Nymox is committed to a high standard of corporate governance. As such, Nymox endeavors to comply with most of the NASDAQ corporate governance practices, with the following exceptions. Under NASDAQ Marketplace Rule 5635(c), shareholders must be given the opportunity to vote on any material amendment to the terms of a company’s equity compensation plan (i.e., an amendment to the plan to include repricing provisions). There is no requirement under Bahamas law that equity compensation plan, or any material amendment thereto, be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require any material amendment to the terms of its plan to be subject only to approval by its board of directors.

2

Also under NASDAQ Marketplace Rule 5635(d), shareholders must be given the opportunity to vote prior to the issuance of securities in connection with a transaction other than a public offering involving: (1) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the Company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or (2) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. There is no requirement under Bahamas law that stock issuances pursuant to private placements be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require private placement transactions to be subject only to approval by its board of directors.

Results of Operations

Nine Months Ended September 30	2019	2018
Total revenues	$89,551	$280,493
Net loss	$(10,475,113)	$(7,873,481)
Loss per share (basic & diluted)	$(0.15)	$(0.13)

Results of Operations – the three and nine months ended September 30, 2019 compared to the three and nine months ended September 30, 2018

Net losses were $2,461,441, or $0.04 per share, for the quarter, and $10,475,113, or $0.15 per share, for the nine months ended September 30, 2019, compared to net losses $2,790,888, or $0.05 per share, for the quarter, and $7,873,481, or $0.13 per share, for the nine months ended September 30, 2018. The $2,601,632 increase in net losses for the nine months ended September 30, 2019 compared to the same period in 2018 is mainly due to an increase of $2,061,252 in professional fees, and an increase of $706,993 in lab test expense and offset with a decrease of $565,713 in stock compensation expense. The $329,447 decrease in net losses for the quarter ended September 30, 2019 compared to same period in 2018 is mainly due to a decrease of $625,096 in stock compensation offset with an increase of $192,362 in professional fees and $63,218 in lab test expense. The weighted average number of common shares outstanding for the three and nine months ended September 30, 2019 were 69,974,141 and 68,495,920 respectively, compared weighted average number of common shares of 61,519,372 and 59,298,981 respectively for the three and nine months ended September 30, 2018.

Revenues

Revenues from sales of goods amounted to $39,428 for the quarter, and $89,551 for the nine months ended September 30, 2019, compared with $39,887 for the quarter, and $280,493 for the nine months ended September 30, 2018.

Research and Development

Research and development expenditures were $1,507,931 for the quarter, and $5,573,575 for the nine months ended September 30, 2019, compared with $1,654,225 for the quarter, and $4,957,597 for the nine months ended September 30, 2018. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline. Research and development expenditures also include stock compensation charges of $272,801 for the quarter and $929,251 in the nine months ended September 30, 2019 compared with $442,259 for the same quarter in 2018, and $1,402,644 for the nine months ended September 30, 2018.

3

Marketing Expenses

Marketing expenditures were nil for the quarter, and $nil for the nine months ended September 30, 2019, compared with nil for the quarter, and $52 for the nine months ended September 30, 2018. The Corporation expects that marketing expenditures will increase when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $1,021,518 for the quarter, and $5,082,725 for the nine months ended September 30, 2019, compared with $1,170,873 for the same quarter in the prior year, and $3,101,665 for the nine months ended September 30, 2018. General and administrative expenditures included stock compensation charges of $272,801 for the quarter, and $1,596,502 for the nine months ended September 30, 2019. Compared with $728,438 and 1,688,822 in the comparative periods in 2018. The increase of $1,981,060 in general and administrative expenses for the nine month period is primarily attributable to an increase of $1,927,617 in professional fees which includes the issuance of one million shares valued at $1,330,000 to a related party for their significant contributions and development of the company from year 2014 to 2019, The decrease in general and administrative expenses of $149,355 for the quarter ended September 30, 2019 is mainly attributable to a decrease of $455,638 in employee stock compensation charges offset with an increase of $206,052 in professional fees compared to 2018. The Corporation expects that general and administrative expenditures (exclusive of stock compensation costs) will increase as new product development leads to expanded operations.

Finance costs

Net finance income was $44,543 for the quarter and $143,055 for the nine months ended September 30, 2019, compared with net finance costs of $19,119 for the same quarter of the prior year and $13,959 for the nine months ended September 30, 2018. The finance income increase of $25,424 for the quarter ended September 30, 2019 is mainly attributable to an increase of $30,365 in interest income offset with $4,940 increase in operation lease and financial expense. The increase of $129,096 for the nine months ended September 30, 2019 is mainly attributable to an increase of $142,942 in interest income offset with $13,846 in operation lease and financial interest expense increase.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2019 or 2018.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations during the period ended September 30, 2019.

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Operating lease for office space and equipment	$223,027	$209,754	$13,273	$0
Insurance premium installment	197,697	197,697
Total Contractual Obligations other than accounts payable and accrued liabilities	$420,724	$407,451	$13,273	$0

4

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. Effective for annual reporting periods beginning on January 1, 2019, IFRS 16 introduces a new approach to lessee accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by lease. IFRS 16 requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months and for which the underlying asset value is not of low value. The Corporation adopted IFRS 16 on January 1, 2019. The corporation has no commitments that are not reflected in the statement of financial position except for insurance premium installments.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2019 and 2018 other than those disclosed for key management personnel in note 6 of the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity and Capital Resources

As of September 30, 2019, cash and receivables totaled $7,161,000 compared with $7,960,000 at December 31, 2018.

We used cash in our operating activities in the amounts of $5,617,414 and $6,114,590 for the nine months ended September 30, 2019 and 2018, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

On January 15, 2019, the Corporation completed one private placement to an accredited investor for an amount of $5,000,000.

As of September 30, 2019, the Corporation made principle repayment of operating lease at a total of $188,094.

Other than the financing discussed above, the Corporation does not have arranged sources of financing.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities and expense charges related to the issuance of stock and stock options to our key employees. As at September 30, 2019, we had an accumulated deficit of $165,600,069 including $11,667 accumulated effect from new lease accounting adoption as of January 1, 2019, and we have negative cash flows from operations. The Corporation’s working capital is $5,554,311 at September 30, 2019. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods, however, we have totaling over $7 million at our bank as of September 30, 2019.

Management has implemented steps to reduce expenditures, including deferral of management salaries, and other operational changes. There is no assurance these actions will be successful, however management believes the use of the going concern assumption is appropriate.

The unaudited interim consolidated financial statements for the three months ended September 30, 2019, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. Should the going concern assumption not be appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

5

Capital disclosures

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation’s general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective as of September 30, 2019.

Thayer O’Neal Company, LLC, our auditors, expressed their opinion that the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2018, was effective and their opinion was not modified in any way.

Changes in Internal Controls Over Financial Reporting

We have made significant improvements in Internal Controls over Financial Reporting since year 2017.

Management believes that proper segregation of duties is critical to a properly designed and operating internal control environment for financial reporting. The Corporation developed and implemented a remediation plan, with oversight from the Audit Committee, to remediate the following material weaknesses in internal controls over financial reporting, first identified in 2015:

The Corporation did not employ a sufficient complement of finance and accounting personnel to ensure that there was proper segregation of duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas. To improve the weakness in these areas, the Corporation has implemented following remediation plan.

•

The Corporation hired an external accounting expert, functioning in a controllers role, at the beginning of 2017 to assist in the accounting for non-routine complex accounting matters and to enhance oversight of the financial reporting process. However, the Chief Financial Officer continued to have final say in what would be included or excluded from our financial statements and related disclosures thereto.

•	The accounting system was transferred to a new general ledger software system on a secure cloud platform.
•	Additionally, we contracted with a Managed Service Provider to maintain our IT infrastructure.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate this risk.

6

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Financial Statements

Consolidated Statements of Operations (Unaudited)	8
Consolidated Statements of Financial Position as of September 30, 2019 (Unaudited) and December 31, 2018	9
Consolidated Statements of Cash Flows (Unaudited)	10
Consolidated Statements of Changes in Equity (Unaudited)	11

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Basis of preparation	12
2.	Liquidity, going concern and management’s response	12
3.	Share capital	13
4.	Earnings per share	15
5.	Operating lease and other commitment	15
6.	Related party transactions	16
7.	Subsequent event	16

7

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations (Unaudited)
Three and Nine-month periods ended September 30, 2019 and 2018

(In Thousands of US dollars Other Than Per Share Amounts and Thousands of Shares )

		Three months ended September 30,		Nine months ended September 30,
	Note	2019	2018	2019	2018
Revenues
Sales of goods	1	$39	$40	$90	$280

Total revenues		39	40	90	280

Operating expenses
Research and development	1,3	1,508	1,654	5,574	4,957
General and administrative	1,3	1,021	1,171	5,083	3,102
Marketing	1	–	–	–	–
Cost of sales	1	16	25	51	109

Total expenses		2,545	2,850	10,708	8,168

Loss from operations		(2,506)	(2,810)	(10,618)	(7,888)

Net finance income (costs)	2	45	19	143	14

Loss attributable to the equity holders		$(2,461)	$(2,791)	$(10,475)	$(7,874)

Net income (loss) per share
Basic & Diluted	4	$(0.04)	$(0.05)	$(0.15)	$(0.13)
Weighted average number of common shares outstanding
Basic & Diluted	4	69,974	61,519	68,496	59,299

See accompanying notes to the unaudited consolidated financial statements.

8

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position September 30, 2019 (Unaudited) and December 31, 2018
(In Thousands of US dollars and Thousands of Shares)

		September 30,	December 31,
	Note	2019	2018
Assets		(Unaudited)	(Audited)
Current assets
Cash	2	$7,141	$7,946
Accounts receivable		7	2
Other receivables		13	12
Security deposit		11	23
Prepaid expenses		19	2
Inventory		28	41

Total current assets	2	7,219	8,026
Non-current assets
Property and equipment		27	33
Operating lease right-of-use asset, net		199	-
Security deposit		17	17
			-
Total assets		$7,462	$8,076

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$1,598	$1,074
Operating lease liability due within one year		66	-
Total current liabilities		1,664	1,074
Long term operating lease liability		148	-
Total liabilities		1,812	1,074
Stockholders’ Equity
Share capital – unlimited authorized shares at no par value 70,468 and 64,676 shares outstanding at September 30, 2019 and December 31, 2018, respectively	3	136,554	126,684
Share capital subscription receivable	3	(589)	(868)
Additional paid-in capital	3	35,285	36,299
Accumulated deficit	3	(165,600)	(155,113)

Total stockholders’ equity	3	5,650	7,002

Total liabilities and stockholders’ equity		$7,462	$8,076

See accompanying notes to the unaudited consolidated financial statements.

9

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows (Unaudited)
Nine-month periods ended September 30, 2019 and 2018
(In Thousands of US Dollars)

	Note	2019	2018

Cash flows from operating activities
Net loss		$(10,475)	$(7,874)
Adjustments for:
Depreciation equipment		7	1
Stock-based compensation	3(c)	2,526	3,064
Issued stock for service fee	3(c)	1,330	60
Amortization and others		470	0
Changes in non-cash operating balances:
Accounts receivable and other receivables		(7)	70
Prepaid expenses		(18)	(15)
Inventories		13	(23)
Security deposit		13	(16)
Accounts payable and accrued liabilities		524	(1,381)

Net cash flows used in operating activities		(5,617)	(6,114)

Cash flows from (used in) financing activities
Proceeds from issuance of share capital	3(a)	5,000	9,932
Repayment of operating lease and financing obligation		(188)	0
Net cash flows provided by financing activities		4,812	9,932

Cash flows used in investing activities
Purchase of property and equipment		-	(11)
Net cash flows used in investing activities		-	(11)

Net (decrease) increase in cash		(805)	3,807
Cash, beginning of the period		7,946	851

Cash, end of the period		$7,141	$4,658
Supplemental Disclosure
Income taxes paid		$-	$-
Interest paid		$-	$-
Non-cash investing and financing activities
Increase in right-of-use asset and related liability		$393	$-

See accompanying notes to the unaudited consolidated financial statement.

10

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity (Unaudited)
Nine-month period ended September 30, 2019
(In Thousands of US dollars and Thousands of Shares)

	Common Shares	Dollars	Share capital subscription	Additional paid-in capital	Accumulated Deficit	Total

Balance, December 31, 2018	64,676	$126,684	$(868)	$36,299	$(155,113)	$7,002
Lease adoption prior year cumulative effect					(12)	(12)
Share issuance for cash and share subscription	2,542	4,800	279	-	-	5,079
Warrant issued	-	-	-	200	-	200
Stock-based compensation and service fee	3,250	5,070	-	(1,214)	-	3,856
Net loss	–	–	–	–	(10,475)	(10,475)
Balance, September 30, 2019	70,468	136,554	$(589)	$35,285	$(165,600)	$5,650

Nine-month period ended September 30, 2018

(In Thousands of US dollars and Thousands of Shares)

	Common Shares	Dollars	Share capital subscription	Additional paid-in capital	Accumulated Deficit	Total

Balance, December 31, 2017	56,378	$108,196	$(718)	$35,790	$(144,519)	$(1,251)
Share issuance for cash and share subscription	3,521	10,082	(150)	-	-	9,932
Stock -based commission	10	32	-	-	-	32
Stock-based compensation	2,350	3,374	-	(283)	-	3,091
Net loss	–	–	–	–	(7,874)	(7,874)
Balance, September 30, 2018	62,259	121,684	$(868)	$35,507	$(152,393)	$3,930

See accompanying notes to the unaudited interim consolidated financial statements.

11

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2019 and 2018
(US dollars)

1. Basis of preparation:

(a)	Statement of compliance:

The accompanying Condensed Consolidated Balance Sheet as of December 31, 2018, which was derived from audited financial statements, and the unaudited interim consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. The condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in conjunction with the previously issued annual financial statements of the Corporation for the fiscal year ended December 31, 2018 and notes thereto contained in the Corporation’s Annual Report on Form 20F.

The consolidated condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 13, 2019.

(b)	Basis of measurement:

The condensed unaudited interim consolidated financial statements have been prepared on a going concern and on the historical cost basis. The functional currency of the Corporation is the US dollar.

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

Significant estimates include, but are not limited to, the estimation of useful lives of equipment for purposes of depreciation, useful life of lease RUA for purpose of amortization and the valuation of common shares and stock option issued for services.

2. Liquidity, Going Concern and Management’s Response:

Management believes that current cash balances as of September 30, 2019 is sufficient to finance the Company’s operations for at least the next 12 months. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity need change.

Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such an adjustment could be material.

12

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2019 and 2018
(US dollars)

3. Share Capital:

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Private placements:

At the nine-month period ended September 30, 2019, the Corporation completed one private placement to an accredited investor for a total of $5,000,000.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire up to ten years after the grant date and vest either immediately or over periods up to six years and are equity-settled. As at September 30, 2019, 1,410,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards during the nine-month period ended September 30, 2019 and for options outstanding and exercisable at the end of the nine-month period ended September 30, 2019, the range of exercise price and the weighted average years to expiration.

			Weighted
		Range	average
		of	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding, December 31, 2018	5,740,000	$1.76	6.37
Expired / Cancelled	(10,000)	3.43	-
Granted	360,000	2.08	9.51
Outstanding, September 30, 2019	6,090,000	$1.78	5.86
Options exercisable	6,090,000	$1.78	5.86

13

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2019 and 2018
(US dollars)

(c)	Stock-based compensation:

Stock -based compensation includes stock option and stock granted to employees.

	Three months		Nine months
	ended September 30,		ended September 30,
Employee expenses	2019	2018	2019	2018
Stock options and stock compensation granted in:
2015	545,602	828,876	1,832,425	2,749,645
2018	–	341,821	13,038	341,821
2019	–	–	680,290	–

Total stock-based compensation expense recognized	$545,602	$1,170,697	$2,525,753	$3,091,466

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018

Stock-based compensation pertaining to general and administrative	$272,801	$728,438	$1,596,502	$1,688,822
Stock-based compensation pertaining to research and development	272,801	442,259	929,251	1,402,644
Total	$545,602	$1,170,697	$2,525,753	$3,091,466

360,000 stock option were granted to five directors during the nine-month period ended September 30, 2019 and no options were granted in the comparative period in 2018.

On June 12, 2019, the corporation issued one million shares with a total value of $1,330,000 to a related party for their significant contributions and development of the company from year 2014 to 2019.

(d)	Warrants :

In the first quarter of 2019, the Corporation issued 2,500,000 warrants in connection with one private placement referred to in note 3 (a). Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $8.00 with a five year term. The warrant was valued at $200,000 and recorded as part of additional paid in capital.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2019 and 2018
(US dollars)

4. Earnings per Share:

Weighted average number of common shares outstanding:

	Three months		Nine months
	ended September 30,		ended September 30,
	2019	2018	2019	2018
Issued common shares at beginning of period	69,718,706	60,742,923	64,676,256	56,378,306
Effect of shares issued	255,435	776,449	3,819,664	2,920,675
Weighted average number of common shares outstanding – basic	69,974,141	61,519,372	68,495,920	59,298,981

Weighted average number of shares outstanding – diluted	69,974,141	61,519,372	68,495,920	59,298,981

There is no difference in diluted as compared to basic earnings per share as the impact would be antidilutive as a result of the net loss.

5. Operating leases and other commitments

Effective for annual reporting periods beginning on or after January 1, 2019, IFRS 16 introduced a new approach to lessee accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases. IFRS 16 requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months. The IASB concluded that such an approach will result in a more faithful representation of a lessee’s assets and liabilities and, together with enhanced disclosures, greater transparency of a lessee’s financial leverage and capital employed.

We adopted this standard on January 1, 2019, with an immaterial cumulative adjustment of $11,667 to accumulated deficit rather than retrospectively adjusting prior periods. This adoption approach resulted in a balance sheet presentation that is not comparable to the prior period. We used an incremental borrowing rate as a discount rate for our operating leases. The discount rate ranges from 6.89% to 7.10%. The adoption of this standard resulted in the recognition of operating lease assets of approximately $393,000 and liabilities of approximately $405,000 as of January 1,2019. The average remaining years for our lease are 1.06 years as of September 30, 2019.

The following table provides the changes in the Corporation’s operating lease right-of-use assets for the nine months ended September 30, 2019:

(amounts in dollars)	Operating lease right-of-use asset
Balance as of January 1, 2019	$393,110
Accumulated amortization	(189,376)
Other	(4,486)
Balance as of September 30, 2019	$199,248

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The following table provides the changes in the Corporation’s operating lease liability for the nine months ended September 30, 2019:

(amounts in dollars)	Total
Balance as of January 1, 2019	$404,777
Repayments of lease liability	(188,094)
Other	(2,238)
Balances as of September 30, 2019	$214,445
Lease liability due within one year	$66,212
Lease liability long term	$148,233

The total future commitment payment amount for above lease is $223,026 comparing an outstanding lease liability of $214,445 as of September 30, 2019. The difference is due to various borrowing discount rate.

6. Related Party Transactions:

The transactions we have with related parties are compensation arrangements for current compensation, share based compensation and compensation under options compensation to our officers and directors

Executive officers and directors participate in the Corporation’s stock option plan. Certain Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	Three months		Nine months
	ended September 30,		ended September 30,
Description	2019	2018	2019	2018
Salaries	$-	$-	$-	$-
Short-term employee benefits	560	471	1,668	1,433
Stock-based compensation	545,602	1,142,876	2,512,715	3,063,645

Total	$546,162	$1,143,347	$2,514,383	3,065,078

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings were nil for the period ended September 30, 2019 and 2018, respectively.

Our Chief Financial Officer receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $360,000 for the nine months period ended September 30, 2019 and $322,500 for the nine months period ended September 30, 2018, respectively.

Our Corporate Legal Counsel receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $241,660 for the nine months period ended September 30, 2019 and $150,874 for the nine months period ended September 30, 2018, respectively.

7. Subsequent events:

The Corporation has evaluated all transactions from September 30, 2019 through the financial statement issuance date for subsequent event disclosure consideration and noted no significant subsequent event that needs to be disclosed.

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